Peak Fintech Group Closes Oversubscribed Short-Form Prospectus Financing for Gross Proceeds of CAD$52.6M

Montreal, Quebec--(Newsfile Corp. - July 7, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, is pleased to announce that it has closed a public offering of 26,300,000 units of the Company ("Units") at a price per Unit of $2.00 for aggregate gross proceeds of CAD$52,600,000 (the "Financing") pursuant to a short-form prospectus of the Company dated June 22, 2021. Pursuant to an agency agreement (the "Agency Agreement") between the Company and Research Capital Corporation (the "Agent") dated June 22, 2021, the Agent acted as lead agent and sole bookrunner for the Financing.

The Financing includes the partial exercise of an over-allotment option granted to the Agent pursuant to the Agency Agreement (the "Over-Allotment Option") for an aggregate of 1,300,000 additional Units. The Units were sold through the Agent in the provinces of British Columbia, Alberta, Ontario, and Quebec. Each Unit is comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant of the Company (a "Warrant"). Each whole Warrant is exercisable into one common share of the Company (a "Warrant Share") at an exercise price of $3.50 for a period of twenty-four months from the date of issuance thereof.

In connection with the Financing, the Company paid the Agent a cash commission of $3,682,000 and issued to the Agent 1,841,000 agent's warrants (the "Agent's Warrant") each exercisable at a price of $3.50 for a period of twenty-four months from the date of issuance thereof to acquire one common share of the Company (an "Agent's Warrant Share").

"This Financing marks the beginning of a new era for Peak," commented Peak CEO Johnson Joseph. "It unlocks so many new opportunities for us in terms of expansion, partnerships and new revenue streams. Having secured the financial resources to fuel our short-term projects, we can now confidently complete and release our revenue and income forecasts for the next couple of years."

The net proceeds of the Financing will be used by the Company to expand its services inside and outside of China and for working capital and general corporate purposes.

The Company has given notice to list the Unit Shares, Warrant Shares and Agent's Warrant Shares on the Canadian Securities Exchange (the "Exchange"). Listing will be subject to the Company fulfilling all of the requirements of the Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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